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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For February 14, 2005

                        International Uranium Corporation
                 (Translation of registrant's name into English)

                 Independence Plaza, Suite 950, 1050 Seventeenth
                      Street, Denver, CO 80265 (Address of
                          principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    X                    Form 40-F
                        -------                           -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                               No    X
                        -------                    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               International Uranium Corporation
                                               ---------------------------------
                                                          (Registrant)

Date: February 14, 2005                         By: /s/  Ron F. Hochstein
      ------------------                            ----------------------------
                                                    Ron F. Hochstein, President

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                                  EXHIBIT INDEX


Exhibit Number         Description
--------------         -----------
      1                2005 Annual and Special Meeting materials (Notice and
                       Management Information Circular, Proxy and Return Cards)

      2                First Quarter Report for period ending December 31, 2004